SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

4 June 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 4 June 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                          Protherics PLC

                                               Notification of Major Interest in Shares

London,  UK;  Brentwood,  TN, US; 4 June 2007 - Protherics PLC  ("Protherics" or the "Company"),  the  international  biopharmaceutical company  focused on critical care and cancer,  announces that, on 1 June 2007, a notification of interest in the ordinary share capital of the Company was received from Aviva plc as follows:

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1. Reason for the notification     (please tick the appropriate box or boxes)
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An acquisition or disposal of voting rights

                                                                                                                                            x
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An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

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An event changing the breakdown of voting rights

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Other (please specify):___________________________________________
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2. Full name of person(s) subject to the notification obligation:                                Aviva plc & its subsidiaries
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                                                                         Registered Holder:
3. Full name of shareholder(s) (if different from 2.):

                                                                         BNY Norwich Union Nominees Limited
                                                                          6,691,145*

                                                                         Chase GA Group Nominees Limited
                                                                         15,059,813*

                                                                         Chase Nominees Limited
                                                                         913,209*

                                                                         CUIM Nominee Limited
                                                                         5,394,609*

                                                                         Vidacos Nominees Limited
                                                                         76,113*

                                                                         BNP Paribas - London
                                                                         1,000,000

                                                                         Chase Nominees Limited
                                                                         841,504

                                                                         CUIM Nominee Limited
                                                                         3,550,079

                                                                         State Street Nominees Limited
                                                                         5,590,498

                                                                         Vidacos Nominees Limited
                                                                         1,270,150
                                                                                                                              *denotes direct interest
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4. Date of the transaction (and date on which the threshold is crossed   31 May 2007
or reached if different):
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5. Date on which issuer notified:                                        1 June 2007
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6. Threshold(s) that is/are crossed or reached:                          7% to 8% Change at Direct Interest level
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7. Notified details:
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A: Voting rights attached to shares
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------------------------- ---------------------------------- ------------------------------------------------------------------------------------------
Class/type of shares      Situation previous to the          Resulting situation after the triggering transaction
if possible using the     Triggering transaction
ISIN CODE
------------------------- ---------------------------------- ------------------------------------------------------------------------------------------
------------------------- ---------------- ----------------- -------------------- ---------------------------------- ----------------------------------
                          Number of        Number of         Number of shares     Number of voting rights            % of voting rights
                          Shares           Voting Rights
------------------------- ---------------- ----------------- -------------------- ---------------------------------- ----------------------------------
------------------------- ---------------- ----------------- -------------------- ---------------- ----------------- ---------------- -----------------
                                                             Direct               Direct           Indirect          Direct           Indirect
------------------------- ---------------- ----------------- -------------------- ---------------- ----------------- ---------------- -----------------
------------------------- ---------------- ----------------- -------------------- ---------------- ----------------- ---------------- -----------------

 Ordinary Shares           23,774,294       23,774,294        28,134,889           28,134,889       12,252,231        8.29%            3.61%
                           (Direct)         (Direct)
 GB0007029209
                           16,634,944       16,634,944
                           (Indirect)       (Indirect)

------------------------- ---------------- ----------------- -------------------- ---------------- ----------------- ---------------- -----------------

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B: Financial Instruments
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Resulting situation after the triggering transaction
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------------------------------- -------------------- ------------------------------------ -------------------------------------- ----------------------
Type of financial instrument    Expiration date      Exercise/ Conversion  Period/ Date   Number of voting rights that may be    % of voting rights
                                                                                          acquired if the instrument is
                                                                                          exercised/ converted.
------------------------------- -------------------- ------------------------------------ -------------------------------------- ----------------------
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                                                                         N/A

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Total (A+B)
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Number of voting rights                                                    % of voting rights
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40,387,120                                                                 11.90%
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8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
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                                                                    See Section 3
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Proxy Voting:
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9. Name of the proxy holder:                                                                         See Section 3
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10. Number of voting rights proxy holder will cease to hold:
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11. Date on which proxy holder will cease to hold voting rights:
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12. Additional information:                                      Figures are based on a total number of voting rights  of 339,211,977
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                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                                                      +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                                                 +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                                                  +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                                                          +1 212 850 5600

Or visit  www.protherics.com

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